Tel Aviv, February 8, 2012 Our ref: 14082/1251

VIA EDGAR

Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: R.V.B. Holdings Ltd.
Form 20-F for the Event Dated August 31, 2011
Filed September 7, 2011
Form 6-K filed July 20, 2011
File No. 000-29884

Dear Mr. Gilmore:

On behalf of R.V.B. Holdings Ltd. (the “Company”), we provide the Company’s responses to the comment letter dated January 25, 2012 relating to the above referenced filing.

For your convenience, the comments of the Staff of the Securities and Exchange Commission (the “Staff”) have been restated below in their entirety in bold, with the response to each comment set forth immediately under the respective comment. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the above referenced Shell Company Report on Form 20-F (the “Shell Company Report on Form 20-F”). The Company will file an amended Shell Company Report on Form 20-F once the Staff has indicated that it has no further comments.

Form 20-F for the Event Dated August 31, 2011

Part I

1C.2 Auditors, page 2

1. We note your response to prior comment 1 and your proposed disclosure indicating that on August 22, 2011, Brightman Almagor Zohar & Co. was engaged as your new principal accountants. Please tell us how you considered disclosing whether there were any consultations with the newly engaged accountant during the two most recent fiscal years and any subsequent interim period. Please refer to Item 16.F(a)(2) of Form 20-F.

In response to the comment, the Company advises the Staff that there were no consultations as referred to in Item 16.F(a)(2) of Form 20-F with Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu during the two most recent fiscal years and any subsequent interim period. Accordingly, the Company has determined that no additional disclosure is required with this respect under Item 16.F.

Mr. Patrick Gilmore
Securities and Exchange Commission
February 8, 2012

Environmental Energy Resources (Israel) Ltd.

Interim Condensed Financial Statements

2. We note your response to prior comment 2 regarding the incorporation by reference of the financial statements of Environmental Energy Resources (Israel) Ltd. (“EER”) included in the company’s Form 6-K filed on July 20, 2011. However, we note that your Form 20-F includes the audited financial statements as of and for the year ended December 31, 2010. As a result, if you continue to include the audited financial statements as of and for the year ended December 31, 2010 in your Form 20-F, please revise to include an audit report from your independent accountants covering such period.

In response to the comment, the Company advises the Staff that it intends to revise the Shell Company Report on Form 20-F to re-file the audited financial statements of EER as of and for the year ended December 31, 2010 with an updated audit report, a copy of which is attached hereto as Exhibit 1. Such financial statements will be included in the Shell Company Report on Form 20-F (and not incorporated by reference to the Company's Form 6-K filed July 20, 2011) in addition to EER's reviewed financial statements as of and for the period ended June 30, 2011 already included in the Shell Company Report on Form 20-F. In addition, the incorporation by reference under Item 18 of the Shell Company Report on Form 20-F of EER's reviewed financial statements as of and for the period ended March 31, 2011 shall be deleted.

Item 19. Exhibits, page 52

3. Please tell us how you considered including the consent of Brightman Almagor Zohar & Co. in your Form 20-F with regard to the audit report on the financial statements of ERR. Please refer to Item 10.G of Form 20-F.

In response to the comment, the Company advises the Staff that it intends to revise the Shell Company Report on Form 20-F to include a consent of Deloitte as Exhibit 15.1.

Form 6-K file July 20, 2011

Exhibit 99.1

Independent Auditors' Report to the Shareholders of Environmental Energy Resources (Israel) Ltd., page E-3

4. We note your response to prior comment 2 where you indicate that you will amend Form 20-F filed September 7, 2011 to incorporate by reference, the audited financial statements of ERR under Item 18. However, we note that the independent auditor performed the audit of ERR in accordance with “generally accepted auditing standards in Israel.” Please note that Rule 2-02(b) of Regulation S-X, as clarified by Instruction 2 to Item 8.A.2 of Form 20-F, requires that financial statements, other than those required to be audited in accordance with the standards of the PCAOB (United States), must be audited in accordance with U.S. generally accepted auditing standards. Since these financial statements do not meet this requirement, they are currently deficient. Please amend the filing to include an audit report that complies with the above requirement.

In response to the comment, the Company advises the Staff that it intends to revise the Shell Company Report on Form 20-F to re-file the audited financial statements of EER for the year ended December 31, 2010 with an updated audit report, a copy of which is attached hereto as Exhibit 1.

* * * * *

We would be happy to discuss any questions or comments you might have regarding the responses set forth herein. Please do not hesitate to call the undersigned at +972 (3) 607-4479.

Very Truly Yours, /s/ Shachar Hadar Dr. Shachar Hadar, Adv.

cc: Ofer Naveh, Chief Financial Officer, R.V.B. Holdings Ltd.

Exhibit 1

INDEPENDENT AUDITORS’ REPORT TO THE SHAREHOLDERS OF
ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD

We have audited the accompanying statements of financial position of Environmental energy resources (Israel) Ltd (hereinafter- “the Company”) as of December 31, 2010 and 2009, and the statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statements presentation. We believed that our provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and their results of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards (IFRS) and the Securities Regulations (Annual Financial Statements) - 2010.

Without qualifying our opinion, we hereby draw you attention to note 1b regarding the Company’s dependence on obtaining additional financing from Greenstone Industries Ltd (hereinafter - “Greenstone”) and/or through the raising of capital from external entities for the purpose of continuing its business activities. The financing from Greenstone is subject to the approval of Greenstone’s institutions pursuant to any law applicable at the time, in accordance with the financial needs of the Company.

Brightman Almagor Zohar & Co. Certified Public Accountants

Tel Aviv March 9, 2011

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